September 11, 2007	direct phone: 515-242-2459 direct fax: 515-323-8559 email: bandstra@brownwinick.com
Pamela A. Long
Assistant Director
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Prairie Creek Ethanol, LLC Amendment No. 4 to Registration Statement on Form SB-2 Filed August 23, 2007 Free Writing Prospectus Filed July 11, 2007 File No. 333-141585

Dear Ms. Long:

We are in receipt of your letter dated September 5, 2007 providing comments on Pre-Effective Amendment No. 4 to our registration statement on Form SB-2 as filed on August 23, 2007 and our promotional and sales materials furnished to you in response to your letter dated August 21, 2007. We have reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses in the corresponding revisions to our registration statement and promotional and sales materials, set forth below are each of your comments in chronological order immediately followed by our responses.

Amendment No. 4 to Registration Statement on Form SB-2
Certain Relationships and Related Transactions, page 62

1.  We note your response to comments 32 and 33 of our letter dated May 1, 2007. Please revise your disclosure under this heading to clearly state that Golden Eagle, North Central, and Corn, LP are promoters. See Regulation S-B, Item 404(c)(1)(i).

RESPONSE: The prospectus has been revised as suggested.

September 11, 2007

Prior Performance of Founders, page 63

2.  Please provide the operating results of prior programs sponsored by your founders. Refer to Table III to Industry Guide 5.

RESPONSE: One of our founders, Corn, LP, operates a 50 million gallon per year ethanol plant in Goldfield, Iowa. Another of our founders, Gold-Eagle Cooperative, is a limited partner of Corn, LP. Corn, LP was organized in January 2005 and began its ethanol plant operations in December 2005. We have revised the prospectus to include the operating results of Corn, LP for 2005 and 2006.

Supplemental Sales Material Submitted August 30, 2007

3.  We note the answer to the question “Are there too many plants?” presented on page 8 is that there is a concentration of plants in the Midwest because “that’s where the greatest amount of corn is produced.” This explanation does little to answer the question presented. Please revise the Marketing Booklet to address the risk of the construction of excess industry capacity.

RESPONSE: Page eight of the booklet has been revised as suggested. The Registrant hereby furnishes the revised booklet to the staff of the Commission.

4. We note the statement on page 8 of the Marketing Booklet that “cellulose ethanol production will augment, not replace, grain-based ethanol,” while disclosure on page 16 of Amendment No. 4 to your registration statement states that “[i]f an efficient method of producing ethanol from cellulose-based biomass is developed, we may not be able to compete effectively. We do not believe it will be cost-effective to convert the ethanol plant we are proposing into a plant which will use cellulose-based biomass to produce ethanol.” Please revise the Marketing Booklet to provide a balanced discussion of the risk and reward to investors of an investment in your units, and to harmonize the booklet with your prospectus disclosure. Refer to Item 19.A to Securities Act Industry Guide 5.

RESPONSE: Page eight of the booklet has been revised to reflect the risk posed to the Registrant by cellulose-based ethanol production. In addition, the Registrant has revised page five of the booklet to address certain material risks involved with investing in the company. The Registrant hereby furnishes the revised booklet to the staff of the Commission.

5. Please provide us with the industry information you are relying on in making the representations contained on page 12. In addition, it appears that you are presenting industry averages “over the past ten years” and “over the past five years” while excluding industry performance information in the past 12 months. Please revise to clarify the industry data you are using. In addition, please tell us why this information is consistent with representations in the prospectus with respect to the risks and rewards of investing in start-up ethanol plants.

RESPONSE: The Registrant was unable to locate industry performance data regarding the past twelve months and has therefore elected to remove the ten-year and five-year industry averages formerly contained on page twelve. While not providing specific industry-performance data, the Registrant has disclosed on page twelve that historic returns for similar ethanol projects may not be indicative of future results due to significantly higher input costs. This disclosure is consistent with risk factors in the prospectus regarding possible increasing costs for corn and natural gas.

September 11, 2007

Promotional and Sales Material on Website (Free Writing Prospectus Filed July 11, 2007)

6. Please revise the presentation script and slideshow, as well as the Industry Outlook page of your website, to present a balanced discussion of both risk and reward with respect to an investment in your LLC units, as required by Item 19.A of Industry Guide 5.

RESPONSE: The Registrant has revised the presentation script and slideshow by inserting slide nineteen, which discloses certain material risks involved with investing in the company and urges potential investors to refer to the prospectus for a more complete summary of risks facing investors. Additionally, the Registrant has revised the Industry Outlook page on its website to provide the same disclosure. The Registrant filed the revised website and slideshow as a free writing prospectus on September 11, 2007.

7. Please delete language from the indications of interest stating that prospective investors have “reviewed” the preliminary prospectus or “noted” particular provisions thereof. In addition, please revise the language in the sixth representation stating “I understand that I must only rely on the information contained in the Final Prospectus and its Exhibits,” as investors are also entitled to rely on any free writing prospectuses you file.

RESPONSE: The indication of interest has been revised as suggested and the revised indication of interest was filed on September 11, 2007 as part of the Registrant's free writing prospectus.

8. Please confirm that any sales materials used in the future, including following the effectiveness of this registration statement, will be submitted to the staff supplementally prior to the use of such materials. Please note that we may have comments on such materials and that you should check with the staff before use of submitted information. Refer to paragraphs D and E to Item 19 of Industry Guide 5. To the extent that individual investors have received sales materials not reflecting the information requested in the comments above, please confirm that you will refer any such investor to revisions to materials you have already used.

RESPONSE: The Registrant will submit future sales materials to the staff prior to the use of such materials, including following the effectiveness of the registration statement. To the extent that individual investors have received sales materials not reflecting the information requested in the comments above, we will refer such investors to revisions to such materials.

Additional Changes/Updates by the Registrant

The Registrant would like to direct the Commission's attention to additional updates and changes to Pre-Effective Amendment No. 5 as follows:

The Registrant has updated language regarding one of its real estate purchase options.

The Registrant has updated language regarding zoning for its proposed plant site.

The Registrant has made numerous formatting, grammar-related and/or typographical revisions, none of which altered the substance of its registration statement.

Please do not hesitate to contact me with any questions or concerns regarding any of the foregoing matters.

Very truly yours, /s/ Valerie D. Bandstra Valerie D. Bandstra